Exhibit 99.(a)(16)

               THE LIMITED, INC. ANNOUNCES FINAL RESULTS OF
                  ABERCROMBIE & FITCH CO. EXCHANGE OFFER

COLUMBUS, Ohio, May 19, 1998 -- The Limited, Inc. (NYSE/LSE: LTD) announced today the final results of the tax-free exchange offer to establish Abercrombie & Fitch Co. (NYSE: ANF) (A&F) as an independent company. The Limited accepted 47,075,052 shares of its common stock to be exchanged at a ratio of .86 of a share of A&F stock for each Limited share. Share certificates and cash in lieu of fractional shares are expected to be mailed to Limited stockholders later this week.

               The Limited has set May 29, 1998 as the record date for the pro-rata spin-off of its remaining 3,115,455 A&F shares. Limited shareholders as of that date will receive approximately .0137 of a share of A&F for each Limited share that they own. The spin-off will be consummated and share certificates and cash in lieu of fractional shares will be distributed to Limited stockholders in connection with the spin-off as soon as is practicable thereafter.

               The Limited, Inc. through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,684 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. (NYSE: IBI) which, through Victoria's Secret Stores and Bath & Body Works presently operates 1,757 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue.

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For further information, please contact:      Rita Trevino Flynn
                                              Vice President, Communications
                                              The Limited, Inc.
                                              614-415-7555

                                              www.limited.com